  Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 9, 2009	NYSE: SLW

SILVER WHEATON REPORTS RECORD ATTRIBUTABLE PRODUCTION,

EARNINGS AND CASH FLOWS IN THE THIRD QUARTER

PEÑASQUITO COMMENCES SHIPMENTS OF SILVER-BEARING CONCENTRATES

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) today announced its unaudited results for the third quarter ended September 30, 2009.

THIRD QUARTER HIGHLIGHTS

•

Record attributable production of 4.3 million silver equivalent ounces (4.0 million ounces of silver and 3,698 ounces of gold) at a total cash cost of US$3.971 per silver ounce, representing an increase of 59% over the comparable period in 2008.

•

Record silver equivalent sales of 4.6 million ounces (4.0 million ounces of silver and 9,953 ounces of gold), representing an increase of 70% over the comparable period in 2008.

•

As of the end of the third quarter, approximately 1.0 million silver equivalent payable ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

•

Record net earnings of US$33.6 million (US$0.11 per share) compared to US$20.2 million (US$0.09 per share) for the comparable period in 2008.

•

Record operating cash flows of US$45.4 million (US$0.14 per share) compared to US$26.7 million (US$0.11 per share) for the comparable period in 2008.

•

Entered into an agreement with Barrick Gold Corporation ("Barrick") to acquire 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of US$625 million payable in installments, of which US$212.5 million has been paid to date. The remaining US$412.5 million is payable in annual installments of US$137.5 million due on the first, second and third anniversaries of the transaction.  The acquisition is forecast to add average annualized silver production of approximately 2.4 million ounces until Pascua-Lama commences production in 2013, at which time average annual silver production is forecast to increase by approximately 9 million ounces for the first five years of Pascua-Lama’s 25 year mine life.

1.  Refer to discussion on non-GAAP measures at the end of this press release

•

In conjunction with the Barrick acquisition, closed a bought deal equity financing, raising gross proceeds of US$287.5 million.  Subsequent to September 30, 2009, US$140 million of the net proceeds were used to repay a temporary draw under the Company’s revolving bank debt facility, which was utilized to partially finance the initial upfront payment made to Barrick.  The remaining proceeds from the equity financing, together with the US$400 million of available credit under the Company’s revolving bank debt facility, are available to fund further silver stream acquisitions.

•

On November 4, 2009, Goldcorp Inc. (“Goldcorp”) announced that they have commenced shipments of the first silver-bearing lead and zinc concentrates produced at their Peñasquito mine in Mexico with preliminary metals grades, recoveries and concentrate quality meeting or exceeding expectations. Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.2 million ounces of silver over the estimated 22 year mine life.

“It is very pleasing to report record attributable silver production, sales, earnings and cash flows, just as Peñasquito is poised to start driving further significant growth over the next few years,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “On top of that, the Barrick silver stream acquisition, which was completed in the third quarter, will increase our long term growth profile significantly, solidifying Silver Wheaton’s status as the largest of all metals streaming and royalty companies in the world.”

“We are now partnered with the world’s two largest gold companies, Barrick and Goldcorp, and have a significant interest in what are forecast to be two of the world’s biggest silver producing mines, the Pascua-Lama mine straddling the border of Chile and Argentina and the Peñasquito mine in Mexico.  Peñasquito, the first of these cornerstone growth assets to commence production, continues its successful ramp up and the mine has now begun shipping silver-bearing concentrates with preliminary metal grades and recoveries meeting or exceeding expectations.  Furthermore, given the US$400 million of available credit under our revolving bank debt facility and over US$165 million of cash on hand, we are very well positioned to pursue additional accretive acquisitions.”

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Conference Call Details

A conference call will be held Tuesday, November 10, 2009, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-231-8191

Dial from outside Canada or the US:

1-647-427-7450

Pass code:

34932154

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-642-1687

Dial from outside Canada or the US:

1-416-849-0833

Pass code:

34932154

Archived audio webcast:

www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 production is 16 million ounces of silver and 17,000 ounces of gold, for total production of 17 million silver equivalent ounces. By 2013, annual production is anticipated to more than double to approximately 39 million ounces of silver and 20,000 ounces of gold, for total production of approximately 40 million silver equivalent ounces. This growth is driven by the Company's portfolio of world-class assets, including silver streams on Goldcorp's Peñasquito mine and Barrick's Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as may be set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2009	2008	2009	2008
Sales	$69,767	$39,371	$148,742	$137,994
Cost of sales	18,765	10,677	43,069	33,033
Depletion	13,164	5,152	26,170	14,443
	31,929	15,829	69,239	47,476
Earnings from operations	37,838	23,542	79,503	90,518

Expenses and other income
General and administrative [1]	3,906	3,589	12,917	13,850
Debt issue costs	-	-	-	601
Loss (gain) on mark-to-market of warrants held	-	100	(33)	1,047
Other	366	(388)	(496)	(283)
	4,272	3,301	12,388	15,215

Earnings before tax	33,566	20,241	67,115	75,303
Future income tax expense	-	-	-	3,858

Net earnings	$33,566	$20,241	$67,115	$71,445
1) Stock based compensation (a non-cash item) included in general and administrative	$623	$1,078	$3,312	$4,538

Basic earnings per share	$0.11	$0.09	$0.23	$0.32
Diluted earnings per share	$0.11	$0.08	$0.23	$0.29
Weighted average number of shares outstanding
Basic	313,445	232,710	294,208	226,598
Diluted	317,431	249,010	297,936	249,833

Consolidated Balance Sheets (unaudited)

	September 30	December 31
(US dollars in thousands - unaudited)	2009	2008
Assets
Current
Cash and cash equivalents	$304,858	$7,110
Accounts receivable	5,497	772
Other	667	816
	311,022	8,698

Long-term investments	49,766	21,840
Silver and gold interests	1,937,378	1,238,368
Other	1,604	1,740
	$2,299,770	$1,270,646

Liabilities
Current
Accounts payable	$1,722	$1,396
Accrued liabilities	6,285	3,425
Current portion of bank debt	168,760	28,560
Current portion of silver interest payments due	128,625	-
	305,392	33,381

Bank debt	114,320	349,240
Silver interest payments due	232,879	-
	652,591	382,621

Shareholders' Equity
Issued capital and contributed surplus	1,326,369	662,115

Retained earnings	293,025	225,910
Accumulated other comprehensive income	27,785	-
	320,810	225,910
	1,647,179	888,025
	$2,299,770	$1,270,646

Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
(US dollars in thousands - unaudited)	Note	2009	2008	2009	2008
Operating Activities
Net earnings		$33,566	$20,241	$67,115	$71,445
Items not affecting cash
Depreciation and depletion		13,229	5,152	26,359	14,443
Future income tax expense		-	-	-	3,858
Stock based compensation		623	1,078	3,312	4,538
Loss (gain) on mark-to-market of warrants held		-	100	(33)	1,047
Other		(338)	(281)	(148)	(244)
Change in non-cash operating working capital		(1,700)	435	(1,652)	609
Cash generated by operating activities		45,380	26,725	94,953	95,696

Financing Activities
Bank debt drawn down		140,200	18,000	140,200	183,500
Bank debt repaid		(7,140)	(131,040)	(234,920)	(223,620)
Shares issued		287,531	-	517,955	-
Share issue costs		(11,645)	(1,159)	(21,620)	(1,183)
Warrants exercised		10,345	113,463	10,508	115,785
Share purchase options exercised		4,200	580	5,789	2,640
Cash generated by (applied to) financing activities		423,491	(156)	417,912	77,122

Investing Activities
Silver interests		(213,819)	(44,958)	(218,466)	(164,008)
Acquisition of Silverstone Resources Corp., net of cash acquired		(261)	-	2,407	-
Other		1,599	(4,044)	1,615	(4,572)
Cash applied to investing activities		(212,481)	(49,002)	(214,444)	(168,580)
Effect of exchange rate changes on cash and cash equivalents		(122)	463	(673)	459
Increase (decrease) in cash and cash equivalents		256,268	(21,970)	297,748	4,697
Cash and cash equivalents, beginning of period		48,590	36,632	7,110	9,965
Cash and cash equivalents, end of period		$304,858	$14,662	$304,858	$14,662

Results of Operations (unaudited)

Nine Months Ended September 30, 2009

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced [2]	sold	Sales	ounce)	ounce) [3]	ounce)	(loss)	operations

Silver (000's)
Luismin	4,016	4,034	$55,701	$13.81	$4.02	$0.71	$36,609	$39,483
Zinkgruvan	1,356	1,353	19,023	14.06	4.02	1.78	11,175	12,793
Yauliyacu	2,359	1,987	26,881	13.53	3.93	3.47	12,184	19,082
Stratoni	699	690	8,780	12.71	3.90	3.59	3,605	6,201
Peñasquito	487	455	6,106	13.42	3.90	2.35	3,260	4,331
Campo Morado	610	305	4,180	13.67	3.90	4.85	1,506	2,987
Minto	84	67	1,036	15.31	3.90	4.48	469	808
Cozamin	628	597	8,671	14.53	4.00	4.70	3,479	7,617
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	638	395	5,648	14.28	3.90	5.80	1,812	3,765
Corporate							(12,388)	(9,914)
	11,100	10,070	$139,034	$13.80	$3.97	$2.31	$63,342	$89,431
Gold
Minto	10,521	10,098	$9,708	$961	$300	$288	$3,773	$5,522
Silver Equivalent (000's) [6]	11,761	10,708	$148,742	$13.89	$4.02	$2.44	$67,115	$94,953
1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Refer to discussion on non-GAAP measures at the end of this press release.
4)	Comprised of Lagunas Norte, Pierina and Veladero mines .
5)	Comprised of La Negra, Mineral Park and Neves-Corvo mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Nine Months Ended September 30, 2008

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced	sold	Sales	ounce)	ounce)[2]	ounce)	(loss)	operations

Silver (000's)
Luismin	3,938	4,123	$68,028	$16.50	$3.95	$0.42	$50,023	$51,746
Zinkgruvan	1,321	1,260	20,523	16.26	3.96	1.57	13,563	16,249
Yauliyacu	2,397	2,175	36,346	16.71	3.90	3.47	20,310	27,866
Stratoni	803	685	10,868	15.87	3.90	3.69	5,670	8,078
Peñasquito	141	98	1,451	14.74	3.90	2.42	830	1,067
Campo Morado	12	-	-	-	-	-	-	-
Other [3]	86	58	778	13.33	3.90	7.38	122	828
Corporate							(19,073)	(10,138)
	8,698	8,399	$137,994	$16.43	$3.93	$1.72	$71,445	$95,696
1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2)	Refer to discussion on non-GAAP measures at the end of this press release.
3)	Comprised of La Negra mine.

1. Refer to discussion on non-GAAP measures at the end of this press release

Three Months Ended September 30, 2009

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced [2]	sold	Sales	ounce)	ounce) [3]	ounce)	(loss)	operations

Silver (000's)
Luismin	1,308	1,310	$20,053	$15.30	$4.02	$0.65	$13,929	$14,785
Zinkgruvan	415	433	6,861	15.85	4.02	1.78	4,350	4,415
Yauliyacu	750	698	10,600	15.19	3.94	3.47	5,426	7,849
Stratoni	229	342	4,826	14.10	3.90	3.50	2,292	3,368
Peñasquito	165	190	2,691	14.15	3.90	2.36	1,502	1,950
Campo Morado	225	170	2,458	14.42	3.90	4.83	969	1,793
Minto	46	68	1,043	15.29	3.90	4.48	472	794
Cozamin	366	384	5,736	14.94	4.00	4.72	2,389	4,229
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	305	192	2,918	15.21	3.90	5.29	1,154	1,377
Corporate							(4,272)	(2,788)
	4,032	3,974	$60,194	$15.14	$3.97	$2.59	$29,842	$40,050
Gold
Minto	3,698	9,953	$9,573	$962	$300	$288	$3,724	$5,330
Silver Equivalent (000's) [6]	4,265	4,600	$69,767	$15.16	$4.08	$2.86	$33,566	$45,380
1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Refer to discussion on non-GAAP measures at the end of this press release.
4)	Comprised of Lagunas Norte, Pierina and Veladero mines .
5)	Comprised of La Negra, M ineral Park and Neves-Corvo mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Three Months Ended September 30, 2008

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced	sold	Sales	ounce)	ounce)[2]	ounce)	(loss)	operations

Silver (000's)
Luismin	1,174	1,198	$17,496	$14.61	$3.95	$0.42	$12,265	$12,766
Zinkgruvan	371	418	5,436	13.01	3.96	1.57	3,127	4,525
Yauliyacu	712	691	10,712	15.50	3.90	3.47	5,616	8,017
Stratoni	280	253	3,498	13.85	3.90	3.68	1,582	2,592
Peñasquito	113	98	1,451	14.74	3.90	2.42	830	1,067
Campo Morado	12	-	-	-	-	-	-	-
Other [3]	69	58	778	13.33	3.90	7.38	122	828
Corporate							(3,301)	(3,070)
	2,731	2,716	$39,371	$14.50	$3.93	$1.90	$20,241	$26,725
1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2)	Refer to discussion on non-GAAP measures at the end of this press release.
3)	Comprised of La Negra mine.

Non-GAAP Measures - Total Cash Costs Per Ounce Of Silver & Gold Calculation

Silver Wheaton has included, throughout this press release, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the three months ended September 30, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2008 – $3.93 per ounce of silver).

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com